

October 11, 2011

<u>Via E-mail</u>
Brian J. Dunn
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

>   **Re: Best Buy Co., Inc.**
>   **Form 10-K**
>   **Filed April 25, 2011**
>   **File No. 1-09595**

Dear Mr. Dunn:

We have reviewed your response dated September 14, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 26, 2011

Note 12. Segment and Geographic Information, page 115

1.   We have reviewed your response to prior comment five in our letter dated August 17, 2011 and the sample monthly and quarterly review packages provided to us. Based on this information, it remains unclear how you determined you have only two operating segments. Please respond to the following comments to assist us in better understanding this matter:

- Your response states that the CODM reviews financial performance and allocates resources only at the total enterprise, Domestic segment, and International segment levels. It is unclear how the monthly and quarterly reports provided to us demonstrate that this is the level at which the CODM reviews financial performance and allocates resources. Please provide us with any additional internal reports or other information to better demonstrate the level at which the CODM reviews financial performance and allocates resources. For example, if there are reports in which the CODM compares forecasted results to actual at only the total enterprise, Domestic segment, or International segment levels, or if there are budgets at only these levels, this information would greatly assist us in understanding your position.

- We note that the sample reports provided to us did not include a sample of the quarterly reports sent to your Board of Directors. As we believe these reports are often useful in determining how the CODM manages the company, please provide us with sample copies of the "Board Materials" distributed to your Board members.

- We note that the monthly and quarterly reports provided to your CODM prominently present quantitative financial data and supporting analysis of your International operations by geographic region. Additionally, the monthly reports present quantitative financial data and supporting analysis of your Domestic operations by Customer Solutions Groups ("CSGs"). Accordingly, it appears that your Domestic segment's CSGs and the geographic regions of your International segment may represent operating segments since they engage in business activities from which they earn revenues and incur expenses, have operating results regularly reviewed by the CODM for purposes of allocating resources and assessing performance, and have discrete financial information available. If you continue to believe that the information reflected in the CODM reports that you provided to us does not reflect the level at which the CODM manages the company, please explain to us in more detail the basis for your belief.

  You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

          Sincerely,

          /s/ Jennifer Thompson

          Jennifer Thompson
          Accounting Branch Chief